UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sinoenergy Corporation
(Name of Company)
Common Stock, $0.001 par value
(Title of class of securities)
82935B103
(CUSIP number)
Jamie Tadelis, General Counsel Abax Lotus Ltd. c/o Abax Global Capital (Hong Kong) Limited Suite 6708, 67/F Two International Finance Centre 8 Finance Street Central, Hong Kong SAR +852 3602 1800
(Name, address and telephone number of person authorized to receive notices and communications)
September 28, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 82935B103	13D	Page 2

1	NAME OF REPORTING PERSON:		Abax Lotus Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	W/C
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	2,933,778 (1)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	2,933,778 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,933,778 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		8.5%(2)
14	TYPE OF REPORTING PERSON:		CO

_________________________

1  The Reporting Person owns 3.0% Guaranteed Senior Convertible Notes due 2012 (the “Convertible Notes”) in principal amount of $9,300,000. The Convertible Notes are convertible, at any time, into the Company’s common stock (the “Common Stock”) at an initial conversion rate of 31,546 shares of Common Stock for each $100,000 principal amount of Convertible Notes, which is subject to adjustment pursuant to the terms of the Indenture (as defined herein). Accordingly, as of the date hereof, the Reporting Person may convert the Convertible Notes into 2,933,778 shares of Common Stock. Mr. Huang Bo and Mr. Deng Tianzhou (together, the “Controlling Shareholders”) collectively own 12,793,846 shares of Common Stock, as set forth in the Investors Rights Agreement (as hereinafter defined). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 15,727,624 shares of Common Stock as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders.

2  Please refer to the disclosure of footnote (1). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 45.8% of the Common Stock as of the date hereof.

CUSIP No. 82935B103	13D	Page 3

1	NAME OF REPORTING PERSON:		Abax Global Opportunities Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	2,933,778 (1)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	2,933,778 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,933,778 (1))
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		8.5%(2)
14	TYPE OF REPORTING PERSON:		CO

(1) The Reporting Person owns the Convertible Notes in principal amount of $9,300,000. The Convertible Notes are convertible, at any time, into the Common Stock at an initial conversion rate of 31,546 shares of Common Stock for each $100,000 principal amount of Convertible Notes, which is subject to adjustment pursuant to the terms of the Convertible Notes Indenture. Accordingly, as of the date hereof, the Reporting Person may convert the Convertible Notes into 2,933,778 shares of Common Stock. The Controlling Shareholders collectively own 12,793,846 shares of Common Stock, as set forth in the Investors Rights Agreement. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 15,727,624 shares of Common Stock as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders.

(2) Please refer to the disclosure of footnote (1). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 45.8% of the Common Stock as of the date hereof.

CUSIP No. 169050C109	13D	Page 4

1	NAME OF REPORTING PERSON:		Abax Upland Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	2,933,778 (1)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	2,933,778 (1))
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,933,778 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		8.5%(2)
14	TYPE OF REPORTING PERSON:		OO

(1) The Reporting Person owns the Convertible Notes in principal amount of $9,300,000. The Convertible Notes are convertible, at any time, into the Common Stock at an initial conversion rate of 31,546 shares of Common Stock for each $100,000 principal amount of Convertible Notes, which is subject to adjustment pursuant to the terms of the Convertible Notes Indenture. Accordingly, as of the date hereof, the Reporting Person may convert the Convertible Notes into 2,933,778 shares of Common Stock. The Controlling Shareholders collectively own 12,793,846 shares of Common Stock, as set forth in the Investors Rights Agreement. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 15,727,624 shares of Common Stock as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders.

(2) Please refer to the disclosure of footnote (1). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 45.8% of the Common Stock as of the date hereof.

CUSIP No. 82935B103	13D	Page 5

1	NAME OF REPORTING PERSON:		Abax Arhat Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	2,933,778 (1)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	2,933,778 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,933,778 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		8.5%(2)
14	TYPE OF REPORTING PERSON:		OO

(1) The Reporting Person owns the Convertible Notes in principal amount of $9,300,000. The Convertible Notes are convertible, at any time, into the Common Stock at an initial conversion rate of 31,546 shares of Common Stock for each $100,000 principal amount of Convertible Notes, which is subject to adjustment pursuant to the terms of the Convertible Notes Indenture. Accordingly, as of the date hereof, the Reporting Person may convert the Convertible Notes into 2,933,778 shares of Common Stock. The Controlling Shareholders collectively own 12,793,846 shares of Common Stock, as set forth in the Investors Rights Agreement. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 15,727,624 shares of Common Stock as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders.

(2) Please refer to the disclosure of footnote (1). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 45.8% of the Common Stock as of the date hereof.

CUSIP No. 82935B103	13D	Page 6

1	NAME OF REPORTING PERSON:		Abax Claremont Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	2,933,778 (1)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	2,933,778 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,933,778 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		8.5%(2)
14	TYPE OF REPORTING PERSON:		CO

(1) The Reporting Person owns the Convertible Notes in principal amount of $9,300,000. The Convertible Notes are convertible, at any time, into the Common Stock at an initial conversion rate of 31,546 shares of Common Stock for each $100,000 principal amount of Convertible Notes, which is subject to adjustment pursuant to the terms of the Convertible Notes Indenture. Accordingly, as of the date hereof, the Reporting Person may convert the Convertible Notes into 2,933,778 shares of Common Stock. The Controlling Shareholders collectively own 12,793,846 shares of Common Stock, as set forth in the Investors Rights Agreement. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 15,727,624 shares of Common Stock as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders.

(2) Please refer to the disclosure of footnote (1). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 45.8% of the Common Stock as of the date hereof.

CUSIP No. 82935B103	13D	Page 7

1	NAME OF REPORTING PERSON:		Abax Global Capital
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	2,933,778 (1)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	2,933,778 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,933,778 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		8.5%(2)
14	TYPE OF REPORTING PERSON:		CO

(1) The Reporting Person owns the Convertible Notes in principal amount of $9,300,000. The Convertible Notes are convertible, at any time, into the Common Stock at an initial conversion rate of 31,546 shares of Common Stock for each $100,000 principal amount of Convertible Notes, which is subject to adjustment pursuant to the terms of the Convertible Notes Indenture. Accordingly, as of the date hereof, the Reporting Person may convert the Convertible Notes into 2,933,778 shares of Common Stock. The Controlling Shareholders collectively own 12,793,846 shares of Common Stock, as set forth in the Investors Rights Agreement. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 15,727,624 shares of Common Stock as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders.

(2) Please refer to the disclosure of footnote (1). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 45.8% of the Common Stock as of the date hereof.

CUSIP No. 82935B103	13D	Page 8

1	NAME OF REPORTING PERSON:		Christopher Chung-Yi Hsu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	2,933,778 (1)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	2,933,778 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,933,778 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		8.5%(2)
14	TYPE OF REPORTING PERSON:		IN

(1) The Reporting Person owns the Convertible Notes in principal amount of $9,300,000. The Convertible Notes are convertible, at any time, into the Common Stock at an initial conversion rate of 31,546 shares of Common Stock for each $100,000 principal amount of Convertible Notes, which is subject to adjustment pursuant to the terms of the Convertible Notes Indenture. Accordingly, as of the date hereof, the Reporting Person may convert the Convertible Notes into 2,933,778 shares of Common Stock. The Controlling Shareholders collectively own 12,793,846 shares of Common Stock, as set forth in the Investors Rights Agreement. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 15,727,624 shares of Common Stock as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders.

(2) Please refer to the disclosure of footnote (1). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 45.8% of the Common Stock as of the date hereof.

CUSIP No. 82935B103	13D	Page 9

1	NAME OF REPORTING PERSON:		Xiang Dong Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Hong Kong SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	2,933,778 (1)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	2,933,778 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,933,778 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		8.5%(2)
14	TYPE OF REPORTING PERSON:		IN

(1) The Reporting Person owns the Convertible Notes in principal amount of $9,300,000. The Convertible Notes are convertible, at any time, into the Common Stock at an initial conversion rate of 31,546 shares of Common Stock for each $100,000 principal amount of Convertible Notes, which is subject to adjustment pursuant to the terms of the Convertible Notes Indenture. Accordingly, as of the date hereof, the Reporting Person may convert the Convertible Notes into 2,933,778 shares of Common Stock. The Controlling Shareholders collectively own 12,793,846 shares of Common Stock, as set forth in the Investors Rights Agreement. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 15,727,624 shares of Common Stock as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders.

(2) Please refer to the disclosure of footnote (1). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 45.8% of the Common Stock as of the date hereof.

ITEM 1.   SECURITY AND COMPANY

The title and class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.001 per share (“Common Stock”), of Sinoenergy Corporation, a Nevada corporation (the “Company”). The address of the Company’s principal executive offices is 1603-1604, Tower B Fortune Centre Ao City, Beiyuan Road, Chaoyang District, Beijing China, 100107.

ITEM 2.   IDENTITY AND BACKGROUND.

This Statement on Schedule 13D is being filed by and on behalf of:

i.	Abax Lotus Ltd., a Cayman Island domiciled exempted company (the “Investor ”);

ii.        Abax Global Opportunities Fund, a Cayman Island domiciled exempted company (the “Fund”),

iii.       Abax Arhat Fund, a Cayman Island domiciled exempted company (“Arhat”) and 50% owner of the Fund;

iv.        Abax Upland Fund LLC, a Delaware limited liability company (“Upland”) and 50% owner of the Fund;

v.         Abax Global Capital, a Cayman Island domiciled exempted company (“Arhat Shareholder”) and sole shareholder of Arhat;

vi.        Abax Claremont Ltd., a Cayman Island domiciled exempted company (“Upland Managing Member”) and managing member of Upland;

vii.      Christopher Chung-Yi Hsu, a citizen of the United States of America (“Mr. Hsu”); and

viii.	Xiang Dong Yang, a citizen of Hong Kong, SAR (“Mr. Yang”).

The entities and individuals in items (i) through (viii) above are herein sometimes referred to each as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal office of each of the Reporting Persons is Abax Global Capital (Hong Kong) Limited, Suite 6708, 67/F Two International Finance Centre, 8 Finance Street, Central, Hong Kong SAR and Mr. Hsu’s and Mr. Yang’s business address is also at the foregoing address. Mr. Hsu is the Chief Executive Officer and Mr. Yang is the President of the Arhat Shareholder.

The Investor is principally involved in the business of investing in securities. The Fund is principally involved in the business of serving as the sole shareholder of the Investor and in directing the Investor’s investments in securities. The Arhat Shareholder and Upland Manager Member are principally involved in the business of providing investment advisory and investment management services to the Fund and its affiliates and, among other things, exercise all voting and other powers and privileges attributable to any securities held for the account of each of the Fund and the Investor. Mr. Hsu and Mr. Yang are principally involved in the business of serving as the controlling members of the Arhat Shareholder and Upland Managing Member.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their respective officers and directors, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Convertible Notes which may be converted, at the option of the Reporting Person and as described herein, into shares of Common Stock, were acquired by the Investor for an aggregate cash purchase price of $9,300,000 in connection with the issuance as described more fully herein and the exhibits attached hereto and incorporated by reference.

ITEM 4.   PURPOSE OF TRANSACTION.

The Reporting Persons have acquired the Convertible Notes for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.

Securities Purchase Agreement

On September 1, 2007, as previously reported by the Company, the Company entered into a note purchase agreement (the “Purchase Agreement”) with the Investor and CCIF Petrol Limited pursuant to which the investors agreed to purchase 12% Guaranteed Senior Notes due 2012 (the “Senior Notes”) in the aggregate principal amount of $16,000,000 and 3.0% Guaranteed Senior Convertible Notes due 2012 in the aggregate principal amount of $14,000,000 (the “Convertible Notes” together with the Senior Notes, the “Notes”). The foregoing description of the Purchase Agreement is qualified in its entirety by the text of the agreement which is attached to this Statement as Exhibit 2 and incorporated herein by reference.

The closing of the transactions contemplated by the Purchase Agreement occurred on September 28, 2007, and in connection therewith, the Company entered into two Indentures (one for the Convertible Notes and one for the Senior Notes), Information and Inspection Rights Agreement, Investor Rights Agreement, and Equity Registration Rights Agreement for the benefit of the investors.

Convertible Notes Indenture

On September 28, 2007, the Company entered into an Indenture with the other guarantors party thereto, and DB Trustees (Hong Kong) Limited, as Trustee, in connection with the issuance of the Convertible Notes (the “Convertible Notes Indenture”). The proceeds of the Convertible Notes are to be used for general working capital, repayment of debt and other general corporate purposes. The Investor is currently a holder of $9,300,000 in aggregate principal amount of the Convertible Notes issued pursuant to the Convertible Notes Indenture. The Company also paid the investors an aggregate arrangement fee of $160,000.

The Investor has the right to convert the Convertible Notes into common stock at a conversion rate of 31,546 shares of Common Stock for each $100,000 principal amount of Convertible Notes. The provisions for adjustment in the conversion rate include adjustments for the following.

•	A stock distribution or dividend, a reverse split or combination of shares and the distribution of shares, warrants, assets or indebtedness of the Company to the Company’s stockholders;
•	A sale of common stock at a price, or the issuance of options, warrants or other convertible securities with an exercise or conversion price, which is less than the conversion price at the time;
•

An adjustment based on the volume weighted average price of the common stock on September 28, and March 28, of each year during the term of the notes, commencing March 28, 2008, such that if the volume weighted average price of the common stock for the 15 trading days preceding the applicable September 28 or March 28 is made is less than the conversion price then in effect, then the conversion price is reduced to the greater of the volume weighted average price or $2.10 per share; and

•

An adjustment based on the failure of the Company to have consolidated net income, as defined in the Convertible Notes Indenture, of $7.5 million for 2007, $14.0 million for 2008 and $22.5 million for 2009, or the equivalent in RMB.

If the Company’s consolidated net income does not reach the stated level for any of 2007, 2008 or 2009, the conversion rate, which is the number of shares of common stock issuable upon conversion of $100,000 principal amount of Convertible Notes, is also adjusted in accordance with the following formula. Conversion rate then in effect + [(A x B)/ C], where

A = the total number of shares of common stock issued and outstanding on a fully-diluted basis at the date of determination of such adjustment;

B = 3% expressed as a decimal; and

C = the aggregate principal amount of the Convertible Notes issued on the Issue Date divided by $100,000.

The conversion price is determined by dividing $100,000 by the conversion rate. The initial conversion rate is 31,546 shares of common stock for each $100,000 principal amount of Convertible Notes.

The Convertible Notes Indenture also requires the Company to pay additional interest as provided therein. If the Convertible Notes are not redeemed or converted or purchased and cancelled by the maturity date, the Company shall redeem the Convertible Notes at the repurchase amount, which is an amount which results in a yield to maturity of 13.8% per annum, net of interest previously received, plus any interest accrued on overdue principal (and, to the extent lawful, on overdue interest) and premium, if any, at a rate which is 3% per annum in excess of the rate of interest then in effect.

If any of the following designated events occurs, the Company must offer the holders of the Convertible Notes the right to require the Company to purchase the notes at the repurchase amount:

The occurrence, at any time after the common stock is listed on the Nasdaq Global Market or the Nasdaq Capital Market of any transaction or event in connection with which all or substantially all of the common stock shall be exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock, depositary receipts, ordinary shares or other certificates representing common equity interests that are (or, upon consummation of or immediately following such transaction or event, will be) listed on a United States national securities exchange or approved (or, upon consummation of or immediately following such transaction or event, will be approved) for quotation on the Nasdaq Capital Market, Nasdaq Global Market, Nasdaq Global Select Market or any similar United States system of automated dissemination of quotations of securities prices.

The occurrence, at any time after the common stock is listed on the Nasdaq Global Market or the Nasdaq Capital Market of a condition that the common stock is neither listed for trading on a United States national securities exchange, listed for trading on a United States national or regional securities exchange nor approved for trading on any of the Nasdaq’s Capital Market, Global Market or Global Select Market, or trading in the Company’s common stock on any such exchange or market has been suspended for ten or more consecutive trading days.

The Company’s obligations are guaranteed by its subsidiaries and are secured by charge on the stock of Sinoenergy Holding Limited, a British Virgin Islands company and wholly-owned subsidiary of the Company.

The Convertible Notes Indenture contains a number of reporting and other affirmative and negative covenants, including covenants limiting the amount of capital expenditures and debt incurrence by the Company.

The foregoing description of the Convertible Notes Indenture is qualified in its entirety by the text of the agreement which is attached to this Statement as Exhibit 3 and incorporated herein by reference.

Senior Notes Indenture

On September 28, 2007, the Company entered into an Indenture with the other guarantors party thereto, and DB Trustees (Hong Kong) Limited, as Trustee, in connection with the issuance of the Senior Notes (the “Senior Notes Indenture”). The Senior Notes will be due in September 2012 and will initially bear interest at the stated interest rate of 12.00% per annum as described in the Senior Notes Indenture. The Senior Notes Indenture contains a number of reporting and other affirmative and negative covenants, including covenants limiting the amount of capital expenditures, debt incurrence by the Company. The Senior Notes mature on September 28, 2012. The Investor is currently a holder of $10,700,000 in aggregate principal amount of the Senior Notes issued pursuant to the Senior Notes Indenture. The Company is required to make mandatory prepayments on the Senior Notes on the following dates and in the following amounts:

Date	Principal Amount
March 28, 2010	$2,000,000
September 28, 2010	$2,000,000
March 28, 2011	$4,000,000
September 28, 2011	$4,000,000
March 28, 2012	$2,000,000

Commencing on September 28, 2008, the Company may redeem the Senior Notes at a the following percentage of the principal amount:

Twelve Months Commencing September 28,	Percent of Principal
2008	108.0%
2009	106.0%
2010	104.0%
2011	and thereafter 100.0%

The foregoing description of the Senior Notes Indenture is qualified in its entirety by the text of the agreement which is attached to this Statement as Exhibit 4 and incorporated herein by reference.

Investor Rights Agreement

On September 28, 2007, the Company and the Controlling Shareholders entered into an investor rights agreement with the Investor (the “Investor Rights Agreement”). The Controlling Shareholders are beneficial owners of, in the aggregate, approximately 40.7% of the shares of Common Stock. Pursuant to the Investor Rights Agreement, as long as the Investor holds at least $2,000,000 principal amount of notes or at least 3% of the issued and outstanding stock:

•	The Investor has the right to approve the Company’s annual budget, and the Company cannot deviate by more than 15% of the amount in the approved budget.
•	The Company and its subsidiaries cannot replace or change the substantive responsibilities of the chief executive officer except in the event of his incapacity, resignation or retirement.
•	The Company and its subsidiaries cannot take any action that would result in a change of control, as defined in the Convertible Notes Indenture.
•

The Company and its subsidiaries cannot change the number of board members or the composition or structure of the board or board committees or delegate powers to a committee or change the responsibilities and powers of any committee.

•

The Company shall, by April 1, 2008, have appointed an independent public accountant from a list of 16 firms provided by the Investor, failing which the Company shall pay the investors the sum of $2,500,000 on April 1 of each year in which this condition is not met, and the Company shall not terminate the engagement of such auditor without prior approval.

•

The Investor has a right of first refusal on future financings by the Company and proposed transfers, with limited exceptions, by the Controlling Shareholders. The Investor also has a tag-along right in connection with proposed sales by the Controlling Shareholders

•

The Controlling Shareholders are also prohibited from transferring any shares, with limited exceptions, until the investors shall have sold, singly or in the aggregate, more than 5% of the total outstanding equity of the Company on a fully-diluted basis.

•

From the closing date and as long as long as the Investor continues to hold more than 5% of the outstanding shares of common stock on an as-converted basis, (i) Abax shall be entitled to appoint up to 20% of the voting members (or the next higher whole number if such percentage does not yield a whole number) of the Company’s board of directors, and (ii) if the Company fails to meet the net income requirements under the Convertible Notes Indenture, the Investor has the right to appoint an additional director. The Investor’s director shall be entitled to serve on each committee of the board, except that, the Investor’s director shall not serve on the audit committee unless such person is an independent director. The Controlling Shareholders have agreed to vote their shares for the election of the Investor’s director. The Company is required to amend its by-laws to provide that a quorum for action by the board shall include at least one Investor’s director. However, as of the date of this Statement, the Investor has not currently exercised this right.

The foregoing description of the Investor’s Rights Agreement above is qualified in its entirety by the text of the agreement which is attached to this Statement as Exhibit 5 and incorporated herein by reference.

Equity Registration Rights Agreement

On September 28, 2007, the Company entered into an Equity Registration Rights Agreement with the Investor, under which the Company has agreed to file with the SEC and maintain the effectiveness of a registration statement for the shares of Common Stock to be issued upon the conversion of the Convertible Notes, subject to any limitation required by applicable of Rule 415 of the SEC pursuant to the Securities Act of 1933 and to have the registration statement declared effective by March 14, 2008. In the event that the registration statement has not been declared effective by the SEC on or before March 14, 2008 or if effectiveness of the Registration Statement is suspended at any time other than pursuant to a suspension notice, for each 90-day period during which the registration default remains uncured, the Company shall be required to pay additional interest at the rate of one percent 1% of the Convertible Notes.

The foregoing description of the Equity Registration Rights Agreement is qualified in its entirety by the text of the agreement which is attached to this Statement as Exhibit 6 and incorporated herein by reference.

Non-Competition Agreement

On September 28, 2007, the Controlling Shareholders entered into a composite non-competition agreement (the “Non-Competition Agreement”) with the Investor which limits their ability to compete with the Company. The foregoing description is qualified in its entirety by the text of the agreement which is attached to this Statement as Exhibit 7, and incorporated herein by reference.

Information and Inspection Rights Agreement

The Company also entered into an information rights agreement (the “Information and Inspection Rights Agreement”) that grants the Investor, subject to applicable law, the right to receive certain information regarding the Company.

The foregoing description of the Information and Inspection Rights Agreement is qualified in its entirety by the text of the agreement which is attached to this Statement as Exhibit 8 and incorporated herein by reference.

In pursuing their investment purposes, the Reporting Persons may, subject to applicable law and the agreements disclosed in this Statement on Schedule 13D, further purchase, hold, vote, trade, dispose or otherwise deal in the securities of the Company at times, and in such manner, as they deem advisable to benefit from changes in market prices of such securities, changes in the Company’s operations, business strategy or prospects, or from a sale or merger of the Company. To evaluate such alternatives, the Reporting Persons will routinely monitor the Company’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations.

Consistent with their investment purpose, the Reporting Persons may, subject to applicable law and the terms of any confidentiality agreement with the Company, engage in communications regarding such matters with members of management and the Board of Directors of the Company, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons, subject to applicable law, modifying their ownership of securities of the Company, exchanging information with the Company, proposing changes in the Company’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition, the Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Company, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional securities of the Company or dispose of all the securities of the Company beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY.

(a) – (b)           The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference.3

_________________________

3  If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 45.8% of the Common Stock as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders.

As of the date of this Statement, the Investor directly owns the Convertible Notes in principal amount of $9,300,000. The Convertible Notes are convertible, at any time, into the Common Stock at an initial conversion rate of 31,546 shares of Common Stock for each $100,000 principal amount of Convertible Notes, which is subject to adjustment pursuant to the terms of the Convertible Notes Indenture. Accordingly, as of the date of this Statement the Reporting Person may convert the Convertible Notes into 2,933,778 shares of Common Stock, which represents 8.5% of the Common Stock.

The Convertible Notes are beneficially owned, in the aggregate, by the Investor, the Fund, Arhat, Upland, Arhat Shareholder, Upland Managing Member, Mr. Hsu and Mr. Yang.

The Fund, as the sole shareholder of the Investor; Arhat, as a 50% shareholder of the Fund; Upland, as the other 50% shareholder of the Fund; Arhat Shareholder, as the sole shareholder of Arhat; Upland Managing Member, as the managing member of Upland; and Mr. Hsu and Mr. Yang as the controlling persons of Arhat Shareholder and Upland Managing Member, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Common Stock that are owned beneficially and directly by the Investor. Each of Arhat, Upland, Arhat Shareholder, Upland Managing Member, Mr. Hsu and Mr. Yang disclaims beneficial ownership of such shares for all other purposes.

All percentages set forth in this paragraph are based on 31,418,065 shares of Common Stock outstanding as of December 28, 2007, as set forth in the Company’s Annual Report on Form 10-KSB for the fiscal year ended September 30, 2007.

(c)       Other than as set forth herein, no Reporting Person has effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Statement.

(d)       Not applicable.

(e)       Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

The responses of the Reporting Persons under Item 4 hereof are incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1

Agreement as to Joint Filing of Schedule 13D, dated February 6, 2008 by and among the Investor, the Fund, Arhat, Upland, Arhat Shareholder, Upland Managing Member, Mr. Hsu and Mr. Yang (filed herewith)

Exhibit 2	Composite Note Purchase Agreement, dated September 1, 2007 (filed as Exhibit 99.1 to the Company’s Report on Form 8-K filed September 7, 2007 and hereby incorporated by reference)
Exhibit 3

Convertible Notes Indenture dated September 28, 2007, by and among the Company and DB Trustees (Hong Kong) Limited, as trustee, relating to the 3.0% Guaranteed Senior Convertible Notes due 2012 (filed as Exhibit 99.3 to the

Company’s Report on Form 8-K filed October 10, 2007 and hereby incorporated by reference)

Exhibit 4

Senior Notes Indenture dated September 28, 2007, by and among the Company and DB Trustees (Hong Kong) Limited, as trustee, relating to the $16,000,000 12% Senior Notes Due 2012. (filed as Exhibit 99.4 to the Company’s Report on Form 8-K filed October 10, 2007 and hereby incorporated by reference)

Exhibit 5

Investor rights agreement dated September 28, 2007, by and among the Company, its subsidiaries, Mr. DENG Tianzhou and Mr. HUANG Bo, and Abax Lotus Ltd. and CCIF Petrol Limited (filed as Exhibit 99.6 to the Company’s Report on Form 8-K filed October 10, 2007 and hereby incorporated by reference)

Exhibit 6

Equity registration rights agreement dated September 28, 2007, by and among the Company, Abax Lotus Ltd. and CCIF Petrol Limited (filed as Exhibit 99.5 to the Company’s Report on Form 8-K filed October 10, 2007 and hereby incorporated by reference)

Exhibit 7

Composite noncompetition covenant and agreement by Mr. DENG Tianzhou and Mr. HUANG Bo for the benefit of Abax Lotus Ltd. and CCIF Petrol Limited (filed as Exhibit 99.9 to the Company’s Report on Form 8-K filed October 10, 2007 and hereby incorporated by reference)

Exhibit 8

Information rights agreement dated September 28, 2007, from the Company to Abax Lotus Ltd. and CCIF Petrol Limited (filed as Exhibit 99.7 to the Company’s Report on Form 8-K filed October 10, 2007 and hereby incorporated by reference)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2008

ABAX LOTUS LTD.

By: /s/ Jamie Tadelis_____________

Name:	Jamie Tadelis
Title:	General Counsel

ABAX GLOBAL OPPORTUNITIES FUND

By: /s/ Jamie Tadelis_____________

Name:	Jamie Tadelis
Title:	General Counsel

ABAX ARHAT FUND

By: /s/ Jamie Tadelis_____________

Name:	Jamie Tadelis
Title:	General Counsel

ABAX UPLAND FUND, LLC

By: /s/ Jamie Tadelis_____________

Name:	Jamie Tadelis
Title:	General Counsel

ABAX GLOBAL CAPITAL

By: /s/ Jamie Tadelis_____________

Name:	Jamie Tadelis
Title:	General Counsel

ABAX CLAREMONT LTD.

By: /s/ Jamie Tadelis_____________

Name:	Jamie Tadelis
Title:	General Counsel

/s/ Christopher Chung-Yi Hsu_____
Christopher Chung-Yi Hsu

/s/ Xiang Dong Yang____________
Xiang Dong Yang